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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-27604


(CHECK ONE):   [ ] Form 10-K,   [ ] Form 20-F,   [ ] Form 11-K,
               [X] Form 10-Q/ Form 10-QSB,  [  ] Form N-SAR

          For Period Ended:         March 31, 2001
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          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended: __________________

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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
            HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                            PICK COMMUNICATIONS CORP.
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                             Full Name of Registrant

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                           Former Name if Applicable


                            5225-55 N.W. 87th Avenue
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            Address of Principal Executive Office (Street and Number)


                              Miami, Florida 33178
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]    (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)       The subject annual report, semi-annual report, transition
                 report on Form 10-K, 10- KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed no later than the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)       The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The financial information necessary to complete the quarterly report on Form 10-QSB of PICK Communications Corp. (the "Company") could not be obtained on a timely basis. The Company does not have a Chief Financial Officer. As a result, the Company was late in filing their annual report on Form 10-KSB and has accordingly, experienced delays in coordinating financial information for its quarterly report.


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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Helge Bornmann                  (305)               717-1500
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     (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            PICK COMMUNICATIONS CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 15, 2001                          By: /s/ Helge Bornmann
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                                                   Helge Bornmann, President